77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Managed Account Series High Income Portfolio, (the “Fund”), held on June 24, 2011 the results were as follows:

Proposal 1.

           1: To consider a proposal to approve an Agreement and Plan of Reorganization pursuant to which the Fund would transfer all of its assets to the BlackRock High Yield Bond Portfolio (the “Acquiring Fund”), a series of BlackRock Funds II, in exchange for the assumption by the Acquiring Fund of certain stated liabilities of the Fund and shares of the Acquiring Fund.

For                                         Against                                                       Abstain
12,079,820.000                                                       0.000                                         0.000